UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134107

(CUSIP Number)

Kai Haakon E. Liekefett	James Cole
Sidley Austin LLP	Sidley Austin LLP
787 Seventh Avenue	1501 K Street NW
New York, NY 10019	Washington, DC 20005
(212) 839-5300	(202) 736-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134107	SCHEDULE 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 9,539,077
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,539,077
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,539,077
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.24%
14.	Type of Reporting Person: IN

SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 15 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 23, 2018, Ms. Wynn filed a preliminary proxy statement (the “Preliminary Proxy Statement”) and accompanying form of proxy card with the Commission to solicit proxies to vote “WITHHOLD” on the re-election of director John J. Hagenbuch at the Company’s upcoming 2018 annual meeting (the “Annual Meeting”).

Also on April 23, 2018, Ms. Wynn sent a letter to shareholders of the Company. A copy of this letter is included in the press release attached hereto as Exhibit 15.

Also on April 23, 2018, Ms. Wynn sent a letter to the Company, dated April 20, 2018, demanding the inspection of certain records pursuant to the Nevada Revised Statutes Section 78.105.  A copy of this letter is attached hereto as Exhibit 16.

Also on April 23, 2018, Ms. Wynn sent a letter to the Company demanding the Company’s shareholder list for the purpose of disseminating solicitation materials to the Company’s shareholders pursuant to Rule 14a-7 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A copy of the form of this letter is attached hereto as Exhibit 17.

Also on April 23, 2018, Sidley Austin LLP, Ms. Wynn’s outside counsel, submitted a letter to the Commission requesting that the Commission shorten the regular ten-day review period for the Preliminary Proxy Statement for good cause because the Company compressed the solicitation period from 41-42 days in the previous three years to 28 days for the upcoming Annual Meeting.  A copy of this letter is attached hereto as Exhibit 18.

Ms. Wynn may engage in discussions with the Company’s shareholders, management and the Board regarding a variety of matters relating to the Company, including, among other things, the Company’s strategy, business, management, capital structure and allocation, corporate governance, and Board composition. Ms. Wynn may take steps seeking to bring about changes to increase shareholder value, including, but not limited to, pursuing any of the plans or proposals referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 15 is incorporated by reference herein.

Except as set forth herein, Ms. Wynn has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SCHEDULE 13D	Page 4 of 5 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 15	Press release containing letter from Ms. Wynn to Company shareholders dated April 23, 2018

Exhibit 16	Letter from Ms. Wynn to the Company dated April 20, 2018 demanding the inspection of certain records pursuant to the Nevada Revised Statutes Section 78.105

Exhibit 17	Form of the letter from Ms. Wynn to the Company dated April 23, 2018 demanding the Company’s shareholder list for the purpose of disseminating solicitation materials to the Company’s shareholders pursuant to Rule 14a-7 under the Exchange Act

Exhibit 18	Letter from Sidley Austin LLP to the Commission dated April 23, 2018

SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2018

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn